August 19, 2024

Jay McEntee
Chief Executive Officer
Launch Two Acquisition Corp.
180 Grand Avenue, Suite 1530
Oakland, CA 94610

       Re: Launch Two Acquisition Corp.
           Registration Statement on Form S-1
           Filed July 24, 2024
           File No. 333-280965
Dear Jay McEntee:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed July 24, 2024
Cover Page

1. Please revise your discussion of the interest of the non-managing sponsor investors in purchasing substantially all of the units in the offering to clarify whether the purchase of units in the offering is conditioned upon their potential indirect purchase of private placement warrants and founder shares. In this regard, we note your statement on page 25 that the non-managing sponsor investors will potentially have different interests than the public shareholders because of their indirect ownership of founder shares. Secondly, please revise to disclose the maximum percentage of the offering that could be purchased in the aggregate by the non-managing sponsor investors. Lastly, please file any agreements or form of agreements with the non-managing sponsor investors as exhibits, or advise us as to why they are not material.
 August 19, 2024
Page 2
2. We note your disclosure regarding compensation in the seventh paragraph. Please revise to (i) clearly state the amount received or to be received by the sponsor, its affiliates, and promoters and (ii) include cross-references to all applicable disclosures in the prospectus.
       See Item 1602(a)(3) of Regulation S-K.
3. We note disclosure in the eighth and sixteenth paragraphs regarding potential conflicts of interest. Please clearly state that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters as one group, and purchasers in the offering as another group. Please also revise your cross-references to include cross-
       references to all applicable disclosures in the prospectus. See Item 1602(a)(5) of
       Regulation S-K.
Summary
Our Management Team, page 3

4. We note your response to prior comment 1. For each SPAC you have identified, please disclose any extensions and redemptions in connection with any extension and/or business combination. See Item 1603(a)(3) of Regulation S-K.
5. We note your disclosure elsewhere in the prospectus that Messrs. van de Vyver, Gilbert, and Patel are involved in Launch One Acquisition Corp., a SPAC that is currently searching for a target. Please expand your disclosure here to discuss Launch One
       Acquisition Corp. See Item 1603(a)(3) of Regulation S-K.
Our Investment Thesis and Strategy, page 5

6. Please balance your presentation in this section by expanding your disclosure to discuss how significant competition among other SPACs pursuing business combination transactions will impact your ability to identify and evaluate a target company.
Sponsor Information, page 8

7. Please revise your compensation table on page 9 to reference the payment of consulting, success or finder fees to your advisors and any salaries or fees to be paid to the sponsor and/or its affiliates for their services in particular transactions in connection with the initial business combination. See Item 1602(b)(6) of Regulation S-K.
8. Please revise the tables beginning on page 10 and 112 to disclose the lock-up agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K.
The Offering
Anticipated expenses and funding sources, page 25

9. Please clearly state whether you have any plans to seek additional financing and describe how such financings may impact unaffiliated security holders, as required by Item
       1602(b)(5) of Regulation S-K. In this regard, we note disclosure on page 101 indicating potential dilution to public shareholders from the company raising additional funds through equity or debt securities or other debt incurrences.
Conflicts of Interest, page 36

10. Please revise your disclosure in this section to clearly state the conflicts with purchasers in the offering. See Item 1602(b)(7) of Regulation S-K.
 August 19, 2024
Page 3

Summary of Risk Factors, page 41

11. Please revise your second risk factor to indicate that if the non-managing sponsor investors purchase the full amount of the units for which they have expressed an interest, you may not need any public shares sold in this offering to be voted in favor of the business combination, as you state on page 77 of your prospectus.
Risk Factors
We may not be able to complete an initial business combination because such initial business combination may be subject . . ., page 66

12. Please state whether your sponsor is, is controlled by, or has substantial ties with a non-
       U.S. person. If so, please address how this fact could impact your ability to complete your initial business combination.
The non-managing sponsor investors have expressed an interest to purchase substantially all of the units in this offering . . ., page 77

13. We acknowledge your response to prior comment 3. Given that the expressions of interest from the non-managing sponsor investors sum to $229 million of a $230 million proposed initial public offering, please explain why you do not expect the purchase of units by the non-managing sponsor investors to negatively impact your ability to meet the Nasdaq listing eligibility requirements.
Dilution, page 95

14. We note that one of your calculation assumptions is that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing in sought to facilitate an initial business combination. Please expand your disclosure to highlight that you may need to do so as you intend to target an initial business combination with a target company whose enterprise value is greater than the net proceeds of the offering and the sale of private placement warrants, as stated on pages 110 and 116 of your prospectus.
Proposed Business, page 105

15. Please provide the basis for your statements here and on page 142 that you do not believe the fiduciary duties or contractual obligations of your sponsor, officers, or directors will materially affect your ability to complete an initial business combination.
Sponsor Information, page 110

16. In your compensation table, please revise to include the anti-dilution adjustment of the founder shares, the payment of consulting, success or finder fees to your advisors, and any salaries or fees to be paid to the sponsor and/or its affiliates for their services in particular transactions in connection with the initial business combination. See
Item 1603(a)(6) of
       Regulation S-K.
17. We note your disclosure on page 113 regarding potential surrenders and forfeitures of founder shares. Please expand your disclosure to specifically discuss the assumed
 August 19, 2024
Page 4

       forfeiture of 750,000 founder shares if the underwriters' over-allotment option is not exercised in full and the anti-dilution adjustment feature of the founder shares. See Item
       1603(a)(6) of Regulation S-K.
18. We note that the non-managing sponsor investors will hold membership interests in the sponsor. Please disclose the persons or affiliated groups who may have direct or indirect material interests in the sponsor, as well as the nature and amount of their interests. See
       Item 1603(a)(7) of Regulation S-K.
Management
Advisors, page 136

19. We acknowledge your response to prior comment 4 regarding your advisors Ryan Gilbert and Shami Patel. Please disclose any related compensation they will receive in connection with your initial public offering or your initial business combination. Executive Officer and Director Compensation, page 138

20. Please discuss the membership interests in the sponsor that the independent directors will receive for their service as a director. See Item 402(r)(3) of Regulation S-K.
Principal Shareholders
Restrictions on Transfers of Founder Shares and Private Placement Warrants, page 149

21. Please disclose whether the membership interests of the non-managing sponsor investors are subject to a lock-up agreement or other transfer restriction. In this regard, we note your disclosure on page 185 that the non-managing sponsor investors may not transfer all or any portion of the membership interests in the sponsor except in limited circumstances.
Exhibits

22. We note your disclosure on pages 82, 83, and 161 that the exclusive forum provision in your warrant agreement will not apply to Exchange Act claims but will apply to Securities
       Act claims. The warrant agreement filed as Exhibit 4.4 states that the provision will not apply to suits brought to enforce Exchange Act claims, but does not address whether this applies to Securities Act claims. Please confirm whether the provision will apply to
       Securities Act claims and revise accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 August 19, 2024
Page 5

       Please contact Eric McPhee at 202-551-3693 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact
Pearlyne Paulemon at 202-551-8714 or Isabel Rivera at 202-551-3518 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Stuart Neuhauser